UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number 000-16050

TAT Technologies Ltd.
(Translation of registrant’s name into English)

5 Hamelacha Street, Netanya 4250540, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-219031, 333-228345 and 333-268906.

Explanatory Note

Further to the announcement on December 14, 2023, TAT Technologies Ltd., an Israeli company (the “Company”), today announced that it completed the issuance and sale of 1,158,600 Ordinary Shares, par value NIS 0.90 per share, of the Company (the “Shares”), in a private placement to Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968) (the “Investors”), for a purchase price of NIS 31.70 per Share (approximately $8.77 per Share*), resulting in net proceeds to the Company, after deducting offering expenses, of approximately NIS 36.2 million (or approximately $10.0 million*).

As previously announced by the Company on December 14, 2023, the private placement was made in Israel only and not to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the Shares are subject to certain transfer restrictions. The Shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

* Calculated based on the exchange rate of $1.00:NIS 3.616, as published by the Bank of Israel on December 21, 2023.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to our expectations regarding the issuance and sale of the shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Hamas and Israel and Hezbollah. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2023. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT Technologies Ltd.

By:	/S/ Ehud Ben-Yair
Name:	Ehud Ben-Yair
Title:	Chief Financial Officer

Date: December 22, 2023